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December 30, 2024	THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Matthews

Re:	Horizon Technology Finance Corporation (“HRZN”) Preliminary Proxy Statement for Special Meeting of Stockholders File Number 814-00802

Ladies and Gentlemen:

On December 16, 2024, Horizon Technology Finance Corporation, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a preliminary Proxy Statement for Special Meeting of Stockholders (the “Proxy Statement”) to consider a proposal (the “Proposal”) to approve a new investment management agreement (the “Proposed Investment Management Agreement”) between the Company and Horizon Technology Finance Management LLC, the Company’s investment adviser (the “Adviser”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in telephone conversations between David Matthews of the Staff and Thomas J. Friedmann, outside counsel to the Company, on December 23, 2024.

For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Proxy Statement.

1.

Please file a letter responding to these comments on EDGAR either prior to or concurrent with the filing of a definitive proxy; if any changes are made to the disclosure in the proxy, conform such changes throughout the document.

Response: The Company acknowledges the Staff’s comments and confirms that it has responded to the Staff’s comments via this correspondence and through the related filing of the definitive proxy statement.

2.	Householding: If only one proxy or notice of availability is to be delivered to multiple holders at the same address, confirm that is the case and include disclosure required by Section 23(a)-(d).

Response: The Company acknowledges the Staff’s comment and confirms that it has included the “householding” information required under Item 23(a)-(d) on page 20 to the Company’s definitive proxy statement filed with the Commission on December 30, 2024.

3.

Summarize in the disclosure any appraisal rights or similar rights of dissenters in respect of the proposal and any procedures or steps required of dissenters to exercise such rights.  If appraisal rights are not applicable to the Company under state law or otherwise, please instead state that there are no appraisal rights in the proxy.

U.S. Securities and Exchange Commission December 30, 2024 Page 2

Response: The Company acknowledges the Staff’s comment and advises the Staff that stockholders of the Company will not be entitled to appraisal or similar rights of dissenters in connection with the stockholder vote to approve the Proposed Investment Management Agreement. The Company respectfully advises the Staff that, under Delaware corporate law, appraisal or similar rights of dissenters are only available to stockholders where a “realization event” results from a stockholder vote. The Company’s stockholders will not experience a change in their ownership of the shares of common stock of the Company and the investment adviser will remain the same following such acquisition. There will be no “realization event” under Section 262 of Delaware General Corporate Law (“DGCL”). Accordingly, Section 262 of the DGCL does not require the Company to afford its stockholders with appraisal or similar rights of dissenters. The Company confirms that it has included disclosure that stockholders do not have dissenters’ or appraisal rights in connection with the proposal on page 1 to the Company’s definitive proxy statement filed with the Commission on December 30, 2024.

4.

P. 6.  Information Regarding the Current Investment Management Agreement. Please disclose, if applicable, whether the Adviser is the adviser to any other funds having similar investment objectives and, if so, identify such other funds, their assets under management, the Adviser’s compensation rate, and whether the Adviser has waived, reduced or otherwise agreed to reduce its compensation under any applicable contract.  See Section 22c-10 of Schedule 14A.

Response: The Company acknowledges the Staff’s comments and advises the Staff that such disclosure is not applicable, as the Investment Adviser does not advise any other funds having similar investment objectives as the Company.

5.

On Board’s Review and Approval of the Proposed Investment Management Agreement.  Please describe in disclosure any consideration by the Board of any facts or circumstances adverse to the adoption of the proposal or, if no such factors were considered, please disclose that fact in correspondence.

Response: The Company acknowledges the Staff’s comments and advises the Staff that the Board considered whether there were any material facts or circumstances adverse to the adoption of the Proposed Investment Management Agreement, but concluded there were none.

* * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission December 30, 2024 Page 3

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If you have any questions, please feel free to contact the undersigned by telephone at (617) 728-7120 or by e-mail at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	John C. Bombara, Horizon Technology Finance Corporation